The information in this Preliminary Prospectus Supplement is not complete and may be changed. This Preliminary Prospectus Supplement and the accompanying Prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-109365
Subject to Completion, Dated May 2, 2006
Preliminary Prospectus Supplement
(To prospectus dated October 14, 2003)

National Rural Utilities
Cooperative Finance Corporation
$                                        Extendible Collateral Trust Bonds

           This is an offering by National Rural Utilities Cooperative Finance Corporation of $          of its           extendible collateral trust bonds. The bonds will mature on June      , 2007, the initial maturity date, unless the maturity of all or any portion of the principal amount of the bonds is extended in accordance with the procedures described herein. In no event will the maturity of the bonds be extended beyond June      , 2011.

      We will pay interest on the bonds on the           day of each month, commencing on June      , 2006, and on the maturity date, at a rate determined for each interest period by reference to one-month LIBOR plus [or minus] the applicable spread for that interest period. A description of how that rate is calculated is contained in “Description of the Bonds — Interest” herein.

      We may not redeem the bonds prior to maturity.

      None of the United States Securities and Exchange Commission, any state securities commission, or any foreign governmental agency has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Bond	Total

Public offering price	%	$
Underwriting discount	%	$
Proceeds, before expenses, to National Rural Utilities Cooperative Finance Corporation	%	$

      The underwriters expect to deliver the bonds in book-entry form only through the facilities of The Depository Trust Company on or about May      , 2006.

Joint Book-Running Managers

Lehman Brothers	LaSalle Capital Markets	Deutsche Bank Securities
Senior Co-Managers
Calyon Securities (USA)	HSBC	RBS Greenwich Capital
Co-Managers

Comerica Securities	Credit Suisse	JPMorgan
KeyBanc Capital Markets	Merrill Lynch & Co.	Mitsubishi UFJ Securities
Piper Jaffray	Rabo Securities USA, Inc.	Scotia Capital
Sun Trust Robinson Humphrey		UBS Investment Bank

May      , 2006

      You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement. We are not, and the underwriters are not, making an offer of these bonds in any state or other jurisdiction where such an offer is not permitted.

      The distribution of this prospectus supplement and the accompanying prospectus and the offering of the bonds in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

      References in this prospectus supplement to “$” and “dollars” are to the currency of the United States.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

      This prospectus supplement incorporates by reference the documents listed below that National Rural Utilities Cooperative Finance Corporation (“CFC”) previously filed with the Securities and Exchange Commission (the “SEC”). These documents contain important information about CFC:

•	Annual Report on Form 10-K for the year ended May 31, 2005, as amended;

•	Quarterly Reports on Form 10-Q for the quarters ended August 31, 2005, November 30, 2005, each as amended, and February 28, 2006 and

•	Current Reports on Form 8-K dated June 14, 2005, June 17, 2005, August 1, 2005, November 15, 2005, December 15, 2005, January 12, 2006, February 24, 2006, March 28, 2006, May 1, 2006 and May 2, 2006.

      CFC incorporates by reference additional documents that it may file with the SEC between the date of this prospectus supplement and the termination of the offering of the bonds. You may obtain a copy of these filings from the SEC’s website at www.sec.gov or request a copy of these filings from CFC at the address provided in the accompanying prospectus.

      See also “Where You Can Find More Information About National Rural Utilities Cooperative Finance Corporation” on page 2 of the accompanying prospectus.

USE OF PROCEEDS

      The net proceeds from the sale of the bonds offered hereby are estimated to be $          . The proceeds will be used by CFC for general corporate purposes, including the refinancing of maturing term debt and payment of short-term debt, primarily commercial paper.

DESCRIPTION OF THE BONDS

General

      The bonds will be issued under an indenture dated as of February 15, 1994, as supplemented, between CFC and U.S. Bank National Association, as successor trustee (the “trustee”). The bonds will be direct obligations of CFC secured by the pledge of eligible mortgage notes of distribution system members, cash and certain permitted investments. See also “— Security” on page S-6 as well as “Description of the Bonds — Security” beginning on page 9 of the accompanying prospectus for more information on the mortgage notes.

Maturity and Extension of Maturity

      The bonds will mature on June      , 2007 or, if such day is not a business day (as defined below), the immediately preceding business day (the “initial maturity date”), unless the maturity of all or any portion of the principal amount of the bonds is extended in accordance with the procedures described below. In no event will the maturity of the bonds be extended beyond June      , 2011 or, if such day is not a business day, the immediately preceding business day (the “final maturity date”).

      During the notice period preceding each election date (each as defined below), you may elect to extend the maturity of all or any portion of the principal amount of your bonds so that the maturity of your bonds will be extended to the date occurring 366 calendar days from and including the      day of the next succeeding month. However, if that 366th calendar day is not a business day, the maturity of your bonds will be extended to the immediately preceding business day. The “election dates” will be the  calendar day of each month, from June      , 2006 to May      , 2010, inclusive, whether or not any such day is a business day.

      You may elect to extend the maturity of all of your bonds or of any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election. The “notice period” for each election date will begin on the fifth business day prior to the election date and end on the election date; provided, however, that if the election date is not a business day, the notice period will be extended to the next day that is a business day. Your notice of election must be delivered through the normal clearing system channels described in more detail below, no later than 12:00 noon, New York City time, on the last business day in the notice period. Upon delivery to the trustee for the bonds of a notice of election to extend the maturity of the bonds or any portion thereof during a notice period, that election will be revocable during each day of such notice period, until 12:00 noon, New York City time, on the last business day in such notice period, at which time such notice will become irrevocable.

      If on any election date you do not make an election to extend the maturity of all or any portion of the principal amount of your bonds during the notice period for any election date, the principal amount of the bonds for which you have failed to make such an election will become due and payable on the initial maturity date, or any later date to which the maturity of your bonds has previously been extended. The principal amount of the bonds for which such election is not exercised will be represented by a bond whose issuance date is such election date. The bond so issued will have the same terms and form part of the same series as the bonds, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is 366 calendar days from and including such election date or, if such maturity date is not a business day, the immediately preceding business day. The failure to elect to extend the maturity of all or any portion of the bonds will be irrevocable and will be binding upon any subsequent holder of such bonds.

      As used herein, “business day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York City which is also a London Banking Day. A “London Banking Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

      The bonds will be issued in registered global form and will remain on deposit with the Depository Trust Company, or DTC, as depositary for the bonds. Therefore, you must exercise the option to extend the maturity of your bonds through DTC. To ensure that DTC will receive timely notice of your election to extend the maturity of all or a portion of your bonds, you must instruct the direct or indirect participant through which you hold an interest in the bonds to notify DTC of your election to extend the maturity of your bonds in accordance with the then applicable operating procedures of DTC. See “—Book-Entry, Delivery and Form.” DTC must be timely notified of your election so that it can deliver notice thereof to the trustee prior to the close of business on the last business day in the notice period.

      DTC must receive any notice of election, or any notice of revocation of a previous election, from its participants no later than 12:00 noon, New York City time, on the last business day of the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the bonds to ascertain the deadline for ensuring that timely notice will be delivered to DTC.

Interest

      The bonds will bear interest at LIBOR plus [or minus] the applicable spread, as described below. We will pay interest monthly in arrears on the       day of each month, beginning on June      , 2006, and on the applicable maturity date. If any date on which interest is scheduled to be paid falls on a day that is not a business day (each, an “original interest payment date”), we will postpone the making of such interest payment to the next succeeding business day (and interest will accrue to but excluding that next succeeding business day) unless (a) such next succeeding business day is in the next calendar month or (b) such original interest payment date is also the maturity date or a redemption date, in which case we will move the date on which interest is to be paid to the immediately preceding business day (and interest will accrue to but excluding that immediately preceding business day). A date on which an interest payment is made (following any adjustment made in accordance with the terms of the immediately preceding sentence) is referred to as an “interest payment date.” The final interest payment date for the bonds, or any portion of the bonds maturing prior to the final maturity date, will be the applicable maturity date, and interest for the last interest period preceding the final maturity date (as set forth below) will accrue from and including the interest payment date immediately preceding such maturity date to but excluding the maturity date (as adjusted as described in the third sentence of this paragraph if such maturity date is not a business day). Interest on the bonds will be computed on the basis of a 360-day year and the actual number of days elapsed.

      Interest on the bonds will accrue from and including May      , 2006 to but excluding the first interest payment date and then from and including each interest payment date to which interest has been paid or duly provided for to but excluding the next interest payment date or the applicable maturity date or redemption date, as the case may be (following any adjustment made in accordance with the terms of the immediately preceding paragraph). Each of these periods is referred to as an “interest period.”

      We will pay interest on the bonds to the persons in whose names the bonds are registered at the close of business on the fifteenth calendar day, whether or not a business day, immediately preceding the interest payment date. However, we will pay interest on the maturity date to the same persons to whom the principal will be payable.

      We have initially appointed U.S. Bank National Association as calculation agent. The calculation agent will calculate the interest rate on the bonds. The calculation agent will reset the interest rate on each interest payment date (or the issue date, in the case of the first interest period), each of which is referred to as an “interest reset date,” for the interest period commencing on such date to but excluding the next interest payment date (or the maturity date, in the case of the final interest period). The interest rate for each interest period will be equal to LIBOR, plus [or minus] the spread, as determined below:

For Interest Reset Dates Occurring	Spread

From and including May , 2006 to and including May , 2007	[Plus/Minus %]
From and including June , 2007 to and including May , 2008	[Plus/Minus %]
From and including June , 2008 to and including May , 2009	[Plus/Minus %]
From and including June 2009 to and including May , 2010	[Plus/ Minus %]
From and including June 2010 to and including May , 2011	[Plus/ Minus %]

      The interest rate in effect for the period from May      , 2006 to but excluding June      , 2006 (the “initial interest reset date”) will be LIBOR as described below, as determined on May      , 2006, plus [minus]           % (the “initial interest rate”). The second London Banking Day preceding an interest reset date will be the “interest determination date” for that interest reset date. The interest rate in effect on each day that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date, except that the interest rate in effect for the period from and including May      , 2006, to but excluding the next succeeding interest reset date will be the initial interest rate.

      “LIBOR” will be determined by the calculation agent in accordance with the following provisions:

(a) the calculation agent will determine the offered rate for deposits in United States dollars for the one–month period commencing on the applicable interest reset date that appears on the designated LIBOR page as of 11:00 A.M., London Time, on the applicable interest determination date. If fewer than two offered rates appear or no rate appears, LIBOR on the interest determination date will be determined in accordance with the provisions described in paragraph (b) set forth below.

(b) With respect to an interest determination date on which fewer than two offered rates appear or no rate appears on the designated LIBOR page as specified in (a) above, LIBOR will be determined according to the procedures described below.

•	The calculation agent will request the principal London offices of each of four major reference banks (which may include affiliates of the underwriters) in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in United States dollars for the one–month period commencing on the first day of the relevant interest period, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on the interest determination date and in a principal amount that is representative for a single transaction in United States dollars in the market at the time.

•	If at least two quotations are so provided, then LIBOR on the interest determination date will be the arithmetic mean of the quotations.

•	If fewer than two quotations are so provided, the LIBOR on the interest determination date will be arithmetic mean of the rates quoted at approximately 11:00 A.M., London time, in the applicable principal financial center, on the interest determination date by three major banks (which may include affiliates of the underwriters) in the principal financial center selected by the calculation agent for loans in United States dollars to leading European banks for the one-month period and in a principal amount that is representative for a single transaction in United States dollars in the market at the time.

•	If the banks so selected by the calculation agent are not quoting as provided above, LIBOR determined as of the interest determination date will be LIBOR in effect for the bonds on that interest determination date.

      “Designated LIBOR page” means the display on Moneyline Telerate (or any successor service) on Telerate page 3750, or any other page as may replace the page on the service, for the purpose of displaying the London interbank rates of major banks of U.S. dollar deposits.

      The calculation agent will, upon the request of the holder of any bond, provide the interest rate then in effect. All calculations of the calculation agent, in the absence of manifest error, shall be conclusive for all purposes and binding on us and holders of the bonds.

No Early Redemption of Bonds

      The bonds may not be redeemed by CFC prior to maturity.

Ranking

      Except as to security, the bonds will rank on a parity with all other senior obligations of CFC, other than debt with statutory priority.

Security

      The bonds will be secured under the indenture, equally with collateral trust bonds previously issued and which may be subsequently issued under the indenture, by the pledge with the trustee of eligible collateral which consists of mortgage notes of distribution system members, cash and permitted investments. A distribution system member is a member or patron of CFC that derives at least 50% of gross operating revenues from sales of electricity to consumers. The principal amount of collateral on deposit with the trustee must be at least equal to the aggregate principal amount of collateral trust bonds outstanding. On February 28, 2006, there was a total of $6,608 million of eligible mortgage notes and $224 million of permitted investments pledged with the trustee, against which $4,750 million of collateral trust bonds (not including collateral trust bonds to be issued with this prospectus supplement) had been issued. Under the mortgage, CFC has a lien on all assets and future revenues of the distribution system. To be eligible for pledging, a distribution system must maintain an equity ratio of at least 20% and an average coverage ratio of at least 1.35. The mortgage notes pledged for any one borrower may not exceed 10% of the total mortgage notes pledged. CFC discloses the principal amount of collateral on deposit and aggregate principal amount of bonds outstanding in each of its Form 10-Q and Form 10-K filings with the SEC. Any moneys held by the trustee as collateral shall upon CFC’s request be invested until required to be paid out under the provisions of the indenture.

      The following are permitted investments under the indenture:

•	certain obligations of or guaranteed by the United States and of states and municipalities and agencies of the United States which are rated at least AA or equivalent by at least two nationally recognized statistical rating agencies and which mature (except in the case of obligations guaranteed by RUS) not more than two years after purchase,

•	certificates of deposit or time deposits of any bank or trust company having at least $500,000,000 of capital and surplus and maturing not more than two years after purchase, and

•	commercial paper of bank holding companies or other corporate issuers other than CFC generally rated in the highest category by at least two nationally recognized statistical rating agencies and maturing not more than one year after purchase.

For additional information, please see “Description of Bonds — Security” beginning on page 9 of the accompanying prospectus.

Further Issues

      CFC may from time to time, without notice to or the consent of the holders of the bonds, create and issue further securities ranking equally and ratably with the bonds in all respects (or in all respects except for the issue price, the payment of interest accruing prior to the issue date of such further securities or except for the first payment of interest following the issue date of such further securities), so that such further securities shall be consolidated and form a single series with the bonds, as the case may be, and shall have the same terms as to status, redemption or otherwise. CFC will not issue any further securities intended to form a single series with the bonds unless the further securities will be fungible with the bonds for U.S. Federal income tax purposes.

Book-Entry, Delivery and Form

      The bonds will be issued in the form of one or more fully registered global securities in denominations of $1,000 and any integral multiple thereof which will be deposited with, or on behalf of, the Depository Trust Company (“DTC”), New York, New York, and registered in the name of Cede & Co. (DTC’s partnership nominee). Beneficial interests in the global securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. (“NASD”). Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Individual certificates in respect of the bonds will not be issued in exchange for the global securities, except in limited circumstances. CFC will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in such bonds represented by global securities upon delivery of such global securities for cancelation if (1) CFC decides to discontinue use of the book-entry system; (2) in the event of an event of default under the indenture, upon request of the holders of a majority of the bonds or (3) DTC notifies CFC that it is unwilling or unable to continue as a clearing system in connection with such global securities or ceases to be a clearing agency registered under the Exchange Act, and a successor clearing system is not appointed by CFC within 90 days after receiving such notice from DTC or upon becoming aware that DTC is no longer so registered.

      Payments on any definitive bonds would be made by the trustee directly to holders of the definitive bonds in accordance with the procedures set forth herein and in the indenture. Interest payments and any principal payments on the definitive bonds on each interest payment date would be made to holders in whose names the definitive bonds were registered at the close of business on the related record date as set forth under “— Interest on the Bonds” beginning on page S-4. Such payments would be made by check mailed to the address of such holders as they appear on the bond register and, in addition, under the circumstances provided by the indenture, by wire transfer to a bank or depository institution located in the United States and appropriate facilities thereof. The final payment of principal and interest on any definitive bonds, however, would be made only upon presentation and surrender of such definitive bonds at the office of the paying agent for such bonds.

      A definitive bond may be transferred free of charge in whole or in part upon the surrender of the definitive bond to be transferred, together with the completed and executed assignment which appears on the reverse of the definitive bond, at the specified office of any transfer agent. In the case of a permitted transfer of any part of a definitive bond, a new definitive bond in respect of the balance not transferred will be issued to the transferor. Each new definitive bond to be issued upon the transfer of a definitive bond will, upon the effective receipt of such completed assignment by a transfer agent at its respective specified office, be available for delivery at such specified office, or at the request of the holder requesting such transfer, will be mailed at the risk of the transferee entitled to the new definitive bond to such address as may be specified in such completed assignment. Neither the registrar nor any transfer agent shall be required to register the transfer of or exchange of any definitive bonds within 15 days before the maturity date.

      Title to book-entry interests in the bonds will pass by book-entry registration of the transfer within the records of DTC, in accordance with procedures. Book-entry interest in the bonds may be transferred within DTC in accordance with procedures established for this purpose by DTC.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Global Clearance and Settlement Procedures

      Initial settlement for the bonds will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s same-day funds settlement system.

      Although DTC, has agreed to the foregoing procedures in order to facilitate transfers of interests in the bonds among its participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the bonds. Under its usual procedures, DTC will mail an omnibus proxy to CFC as soon as possible after the record date. The omnibus proxy assigns consenting or voting rights to those direct participants to whose accounts the bonds are credited on the record date (identified in a listing attached to the omnibus proxy).

      The information in this section concerning DTC and relating to the book-entry system has been obtained from sources that CFC believes to be reliable (including DTC), but CFC takes no responsibility for the accuracy thereof.

      Neither CFC, the trustee nor the underwriters will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, DTC’s nominee or any DTC participant with respect to any ownership interest in the bonds, or payments to, or the providing of notice for, DTC participants or beneficial owners.

Replacement Securities

      In case of mutilation, destruction, loss or theft of any definitive bond, application for replacement is to be made at the office of the trustee. Any such definitive bond will be replaced by the trustee in compliance with such procedures, and on such terms as to evidence and indemnity, as the issuer and the trustee may require. All costs incurred in connection with the replacement of any definitive bond will be borne by the holder of the bond. Mutilated or defaced definitive bonds must be surrendered before new ones will be issued.

Applicable Law

      The bonds, the indenture and the underwriting agreement relating to the issuance of the bonds are governed by and will be construed in accordance with the laws of the State of New York. CFC has not submitted to the jurisdiction of any court other than the Federal and state courts of the State of Virginia in any suit or proceeding arising out of or relating to the issuance of the bonds.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following summary supplements, and should be read in conjunction with, the discussion set forth under “United States Taxation” in the accompanying Prospectus.

      The following summary describes certain U.S. federal income tax consequences of the bonds. It deals only with bonds acquired in this offering and held as capital assets (generally, investment property). It does not deal with holders in special tax situations such as dealers in securities or currencies, traders in securities, holders whose functional currency is not the United States dollar, persons holding bonds as part of a hedge, straddle, conversion or other integrated transaction, certain U.S. expatriates, financial institutions, insurance companies, and entities that are tax-exempt for U.S. federal income tax purposes. In addition, this summary applies only to a beneficial owner of bonds that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the United States or any state or political subdivision thereof or therein, including the District of Columbia, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

      This summary does not discuss all U.S. federal income tax aspects of the bonds that may be relevant to a holder, and does not discuss any state, local or foreign tax consequences. This summary is based on U.S. federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), Treasury regulations (the “Treasury Regulations”), administrative rulings and judicial authority, all as in effect as of the date of this prospectus supplement. Subsequent developments in U.S. federal tax law, including changes in law or interpretations, which may be applied retroactively, could have a material effect on the U.S. federal tax consequences of purchasing, owning and disposing of bonds.

      This summary is not to be construed as tax advice for holders of bonds. Prospective purchasers are urged to consult their own tax advisors with respect to the tax consequences of ownership and disposition of bonds before determining whether to purchase the bonds.

      Although the matter is not free from doubt, we will take the position for tax reporting purposes that an election to extend the maturity of the bonds is not a taxable event for United States federal income tax purposes. The Treasury Regulations governing modifications of debt instruments (the “Modification Regulations”) generally provide that the exercise of an option by a holder of a debt instrument to extend the final maturity date of a debt instrument is a taxable event if, based on all of the facts and circumstances, such extension results in the material deferral of scheduled payments. In addition, the Treasury Regulations promulgated under the original issue discount provision of the Code (the “OID Regulations”) provide that, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options (such as an option to extend maturity) exercisable on one or more dates during the term of the debt instrument, a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the spread for the interest rate on the bonds will periodically increase during the term of the bonds, the holders of the bonds should be deemed to elect to extend the maturity of all of the principal amount of the bonds to the final maturity date for purposes of determining the final maturity date of the bonds under the OID Regulations. Although the Modification Regulations do not specifically address the determination of the maturity date of debt instruments such as the bonds, we will take the position for tax reporting purposes that an election to extend the maturity of all or any portion of the principal of the bonds, based upon both the Modification Regulations and the OID Regulations, is not a modification and thus is not treated as a taxable event for United States federal income tax purposes.

      In addition, although the matter is not free from doubt, we will take the position for tax reporting purposes that the bonds should not be subject to certain Treasury Regulations governing contingent payment debt obligations. Furthermore, we will take the position for tax reporting purposes that the bonds do not bear original issue discount for United States federal income tax purposes, because the difference between the stated redemption price at maturity and the issue price of the bonds is less than the de minimis amount specified by the relevant provisions of the Code and the Treasury Regulations issued thereunder.

      No assurance can be given that the Internal Revenue Service will accept, or that the courts will uphold, the tax treatment of the bonds described above. If an election to extend the maturity of all or any portion of the principal amount of the bonds were treated as a taxable event for United States federal income tax purposes, then holders would be required to recognize gain, if any, upon the exercise of such election. If the regulations governing contingent payment debt obligations are applied to the bonds, the timing and character of income thereon would be affected. Among other things, holders might be required to accrue interest income on the bonds in excess of the interest currently payable on the bonds. Furthermore, any gain recognized with respect to the bonds would generally be treated as ordinary income. However, because the bonds bear a variable interest rate that is reset monthly, CFC expects that even if such regulations applied to the bonds, (i) the accrual of income should not significantly exceed the interest payable on the bonds and (ii) the amount of any gain recognized with respect to the bonds should not be significant (but the amount of any such gain will depend upon all of the facts and circumstances at the time of the recognition event).

      A holder of bonds may be subject to United States or other taxation and taxes may be withheld on certain payments. Please consult “— United States Taxation” on page 14 of the accompanying prospectus for information regarding United States taxation and withholding obligations.

      Tax legislation reduced the maximum tax rate on long term capital gains for an individual to 15% for gains realized prior to January 1, 2009. For gains realized thereafter, the long term capital gains tax rate for an individual will be 20%. The same tax legislation reduced the backup withholding rate to 28% through 2010. The backup withholding rate will be 31% thereafter.

CERTAIN EUROPEAN UNION TAX MATTERS

      In addition, the section below replaces the section set forth in the Prospectus under “Certain European Union Tax Matters.”

      Directive 2003/48/ EC of the Council of the European Union, relating to the taxation of savings income, became effective on July 1, 2005. Under this directive, if a paying agent for interest on a debt claim is a resident in one member state of the European Union and an individual who is the beneficial owner of the interest is a resident of another member state, then the former member state will be required to provide information (including the identity of the recipient) to authorities of the latter member state. “Paying agent” is defined broadly for this purpose and generally includes any agent of either the payor or the payee. Belgium, Luxembourg and Austria have opted instead to withhold tax on the interest during a transitional period (initially at a rate of 15% but rising in steps to 35% after six years), subject to the ability of the individual to avoid withholding tax through voluntary disclosure of the investment to the individual’s member state. In addition, certain non-members of the European Union (Switzerland, Liechtenstein, Andorra, Monaco and San Marino), as well as dependent and associated territories of the United Kingdom and the Netherlands, have adopted equivalent measures effective on the same date, and some (including Switzerland) have exercised the option to apply withholding taxes as described above.

UNDERWRITING

      The underwriters named below have severally agreed to purchase, and CFC has agreed to sell to them, severally, the principal amounts of the bonds indicated below. CFC has entered into an underwriting agreement with underwriters for whom Lehman Brothers Inc., LaSalle Financial Services, Inc. and Deutsche Bank Securities Inc. are acting as representatives. The underwriting agreement, dated the date hereof, provides that the several obligations of the underwriters are subject to certain conditions as therein set forth. The underwriters will be obligated to purchase all the bonds being underwritten or sold by them if any of the bonds are purchased.

Principal
Amount of
Underwriter	the Bonds

Lehman Brothers Inc.
LaSalle Financial Services, Inc.
Deutsche Bank Securities Inc.
Calyon Securities (USA) Inc.
HSBC Securities (USA) Inc.
Greenwich Capital Markets, Inc.
Comerica Securities, Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
KeyBanc Capital Markets, A division of McDonald Investments Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Mitsubishi UFJ Securities International plc
Piper Jaffray & Co.
Rabo Securities USA, Inc.
Scotia Capital (USA) Inc.
SunTrust Capital Markets, Inc.
UBS Securities LLC

Total	$

      CFC has been advised by the underwriters that the underwriters propose to offer the bonds to the public initially at the offering prices set forth on the cover of this prospectus supplement and to certain dealers at such prices less a selling concession of           % of the principal amount of the bonds. The underwriters may allow and each such dealer may reallow to other dealers a concession not exceeding           % of the principal amount of the bonds. After the initial public offering, such public offering prices and such concessions and reallowances may be changed.

      In connection with the offering made hereby, the underwriters may purchase and sell such bonds in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the bonds, and short positions created by the underwriters involve the sale by the underwriters of a greater aggregate principal amount of the bonds than they are required to purchase from CFC. The underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the bonds sold in the offering may be reclaimed by the underwriters if such bonds are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the bonds, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

      Certain of the underwriters may make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Corporation, an Internet-

based communications technology provider. Market Axess Corporation is providing the system as a conduit for communications between the underwriters and their customers and is not a party to any transactions. Market Axess Corporation, a registered broker-dealer, will receive compensation from the underwriters based on transactions the underwriters conduct through the system. The underwriters will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

      The bonds are a new issue of securities with no established trading market. CFC has been advised by the underwriters that they intend to make a market in the bonds, but are not obligated to do so, and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the bonds.

      CFC has agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

      Expenses associated with this offering, to be paid by CFC, are estimated to be $          .

      In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with CFC and its affiliates, for which they have received, and in the future expect to receive, customary compensation. In addition, affiliates of the underwriters from time to time have acted or in the future may continue to act as lenders to CFC and its affiliates, for which they have received or expect to receive customary compensation.

      Any underwriter that is not a U.S. registered broker-dealer, to the extent that it intends to effect any sale of the Bonds in the United States, will do so through one or more U.S. registered broker-dealers as permitted by NASD regulations.

      See “Plan of Distribution” in the accompanying prospectus for further information regarding the distribution of the bonds.

LEGAL MATTERS

      The validity of the bonds offered hereby and certain United States tax matters relating to the bonds will be passed upon for CFC by Hogan & Hartson L.L.P., Columbia Square, 555 Thirteenth Street, NW, Washington, DC. The underwriters will be represented by Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York.

National Rural Utilities

Cooperative Finance Corporation

$2,675,000,000

Collateral Trust Bonds

We plan to issue from time to time up to $2,675,000,000 of collateral trust bonds. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplements carefully.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of collateral trust bonds unless accompanied by a prospectus supplement.

The date of this prospectus is October 14, 2003

WHERE YOU CAN FIND MORE INFORMATION ABOUT

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

      National Rural Utilities Cooperative Finance Corporation (“CFC”) files annual, quarterly and current reports and other information with the SEC. You may read and copy any document CFC files at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. CFC’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

      The SEC allows the incorporation by reference of information filed in other documents into this prospectus, which means that CFC can disclose information important to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. CFC incorporates by reference the document listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Annual Report on Form 10-K for the year ended May 31, 2003.

•	Current Report on 8-K dated September 30, 2003.

      You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Steven L. Lilly
Senior Vice President and Chief Financial Officer
National Rural Utilities Cooperative Finance Corporation
Woodland Park, 2201 Cooperative Way
Herndon, Virginia 20171-3025
(703) 709-6700

      You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of the document. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted.

CFC

      CFC was incorporated as a private, not-for-profit cooperative association under the laws of the District of Columbia in 1969. CFC’s principal purpose is to provide its members with a source of financing to supplement the loan program of the Rural Utilities Service (“RUS”) of the United States Department of Agriculture. CFC makes loans primarily to its rural utility system members to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. CFC also makes loans to service organizations to finance office buildings, equipment, related facilities and services provided by them to the rural utility systems. CFC has also provided guarantees for tax-exempt financing of pollution control facilities and other properties constructed or acquired by its members. Through Rural Telephone Finance Cooperative (“RTFC”), a controlled affiliate of CFC established in 1987, CFC provides financing to rural telephone and telecommunications companies and their affiliates. CFC’s offices are located at Woodland Park, 2201 Cooperative Way, Herndon, Virginia 20171-3025 and its telephone number is (703) 709-6700.

      CFC’s 1,042 electric members as of May 31, 2003 included 898 utility members, the majority of which are consumer-owned cooperatives, 71 service members and 73 associate members. The utility members included 826 distribution systems and 72 generation and transmission systems in 49 states, the District of Columbia and one U.S. territory.

      CFC’s long-term loans to utility members generally have 35-year maturities. CFC makes loans alone or in conjunction with concurrent RUS loans. Loans made to members that do not also have RUS loans are generally secured by a mortgage on substantially all of the utility member’s property (including revenues). Loans made to members that also have RUS loans are generally secured ratably with RUS’s loans by a common mortgage on substantially all the utility member’s property (including revenues). Interest rates on these loans are either fixed or variable. Fixed rates are offered daily based on the overall cost of long-term funds and may be obtained for any period from one to 35 years. Variable rates are adjusted monthly in line with changes in the cost of short-term funds.

      CFC makes short-term line-of-credit loans on either a secured or an unsecured basis. CFC has the right to adjust the rates on these loans semi-monthly in line with changes in the short-term cost of funds.

      CFC also makes loans to telecommunication systems through RTFC. These loans are primarily long-term fixed or variable rate loans with maturities that generally do not exceed 15 years and short-term loans. In many cases, the customers of the electric cooperatives are also the customers of the RTFC telecommunication systems, as both the cooperatives and the RTFC systems serve the rural areas of the United States.

      At May 31, 2003, CFC had a total of $19,484 million of loans and $1,904 million of guarantees outstanding.

      CFC’s guarantees are senior obligations ranking on a par with its other senior debt. Even if the system defaults in payment of the guaranteed obligations, the debt generally cannot be accelerated as long as CFC pays the debt service under its guarantee as due. The system is generally obligated to reimburse CFC on demand for amounts paid on the guarantee, and this obligation is usually secured by a mortgage, often joint with RUS, on the system’s property or, in the case of a lease transaction, on the leased property. Holders of $829 million of the guaranteed pollution control debt at May 31, 2003 had the right at certain times to tender their bonds for remarketing, and, if they cannot otherwise be remarketed, CFC has committed to purchase bonds so tendered.

      By policy, CFC maintains an allowance for loan losses at a level believed to be adequate in relation to the quality and size of its loans and guarantees outstanding. At May 31, 2003, the allowance was $565 million. At May 31, 2003, CFC’s largest ten borrowers had outstanding loans totaling $4,768 million, which represented 24% of CFC’s total loans outstanding. As of May 31, 2003, outstanding guarantees for these same largest ten borrowers totaled $610 million, which represented 32% of CFC’s total guarantees outstanding. On that date, no member had loans and guarantees outstanding in excess of 3.4% of the aggregate amount of CFC’s outstanding loans and guarantees.

USE OF PROCEEDS

      Unless otherwise specified in a prospectus supplement, CFC will add the net proceeds from the sale of the bonds to the general funds, which will be used to make loans to members, repay short-term borrowings, refinance existing long-term debt and for other corporate purposes. CFC expects to incur additional indebtedness from time to time, the amount and terms of which will depend upon the volume of its business, general market conditions and other factors.

SUMMARY FINANCIAL INFORMATION

      The following is a summary of selected financial data for each of the five years ended May 31, 2003.

	2003	2002	2001	2000	1999

(Dollar amounts in thousands)
For the year ended May 31:
Operating income	$1,070,875	$1,186,533	$1,388,295	$1,020,998	$792,052
Gross margin	140,028	300,695	270,456	159,674	127,943
Operating margin	15,153	63,834	132,766	115,333	76,439
Derivative cash settlements(A)	122,825	34,191	—	—	—
Derivative forward value(A)	757,212	41,878	—	—	—
Foreign currency adjustments(B)	(243,220)	(61,030)	—	—	—
Cumulative effect of change in accounting principle(A)	—	28,383	—	—	—
Net margin	$651,970	$107,256	$132,766	$115,333	$76,439
Fixed charge coverage ratio	1.70	1.09	1.12	1.13	1.12
Adjusted fixed charge coverage ratio	1.17	1.12	1.12	1.13	1.12
As of May 31:
Assets	$20,974,288	$20,342,935	$19,998,842	$17,083,440	$13,925,252
Long-term debt(C)	16,000,744	14,855,550	11,376,412	10,595,596	6,891,122
Subordinated deferrable debt	650,000	600,000	550,000	400,000	400,000
Members’ subordinated certificates	1,708,297	1,691,970	1,581,860	1,340,417	1,239,816
Members’ equity(A)	454,376	392,056	393,899	341,217	296,481
Total equity	930,836	328,731	393,899	341,217	296,481
Guarantees(D)	$1,903,556	$2,056,385	$2,217,559	$1,945,202	$1,893,197
Leverage ratio	23.58	67.14	55.40	54.77	52.35
Adjusted leverage ratio	6.63	7.18	7.72	8.10	7.10
Debt to equity ratio	21.53	60.88	49.77	49.07	45.97
Adjusted debt to equity ratio	4.96	5.40	6.05	6.46	5.52

(A)	The derivative cash settlements represent the net settlements due on interest rate and cross currency exchange agreements that do not qualify for hedge accounting for the years ended May 31, 2003 and 2002. In prior years, this amount had been included in the cost of funds line on the combined statement of operations. The derivative forward value represents the present value of all future net settlements on agreements that do not qualify for hedge accounting based on the current estimate of future interest rates. The cumulative effect of change in accounting principle represents the forward value of interest rate and cross currency exchange agreements recorded as a transition adjustment upon adoption of Statement of Financial Accounting Standards No. 133 (“SFAS 133”). Members’ equity represents total equity excluding foreign currency adjustments, derivative forward value, cumulative effect of change in accounting principle and accumulated other comprehensive income.

(B)	Foreign currency adjustments represent the change in value during the period on foreign denominated debt that is not related to a qualifying hedge under SFAS 133. The foreign denominated debt is revalued at each reporting date based on the current exchange rate. To the extent that the current exchange rate is different than the exchange rate at the time of issuance, there will be a change in the value of the foreign denominated debt. CFC enters into foreign currency exchange agreements at the time of each foreign denominated debt issuance to lock in the exchange rate for all principal and interest payments required through maturity.

(C)	Includes commercial paper reclassified as long-term debt in the amount of $3,951 million, $3,706 million, $4,638 million, $5,493 million and $2,403 million at May 31, 2003, 2002, 2001, 2000 and 1999, respectively, due to revolving credit agreements in place allowing CFC to borrow the amounts noted on a long-term basis. Excludes $2,911 million, $2,883 million, $4,388 million, $3,040 million and $983 million in long-term debt that comes due, matures and/or will be redeemed during fiscal years 2004, 2003, 2002, 2001 and 2000, respectively. Includes the long-term debt valuation allowance of $(1) million and $2 million and the foreign currency valuation account of $326 million and $(2) million at May 31, 2003 and 2002, respectively.

(D)	Members’ interest expense on debt obligations guaranteed by CFC was approximately $28 million, $39 million, $69 million, $40 million, and $74 million for the years ended May 31, 2003, 2002, 2001, 2000, and 1999, respectively.

Non-GAAP Financial Measures

      CFC makes certain adjustments to financial measures in assessing its financial performance that are not in accordance with generally accepted accounting principles (“GAAP”). These non-GAAP adjustments fall primarily into two categories: (1) adjustments to exclude the impact of the accounting for derivatives required by SFAS 133 and foreign currency adjustments, and (2) adjustments related to the calculation of leverage and debt to equity ratios. These adjustments reflect management’s perspective on CFC’s operations, and in several cases adjustments used to measure covenant compliance under its revolving credit agreements, and thus CFC believes these are useful financial measures for investors. For a more complete explanation of these adjustments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” in CFC’s Annual Report on Form 10-K for the year ended May 31, 2003 incorporated by reference in this prospectus. Reconciliations of these adjusted measures to GAAP financial measures follow.

Adjustments to Fixed Charge Coverage Ratio Calculation

      Fixed charge coverage ratio using GAAP financial measures is calculated as follows:

Cost of funds + net margin prior to cumulative effect of change in accounting principle
Fixed Charge Coverage Ratio =
Cost of funds

      Adjusted fixed charge coverage ratio is calculated as follows:

Cost of funds + derivative cash settlements + net margin prior to the cumulative effect of change in accounting principle - derivative forward value - foreign currency adjustments
Adjusted fixed charge coverage ratio =
Cost of funds + derivative cash settlements

      The following chart provides a reconciliation between cost of funds and net margin and these financial measures adjusted to exclude the impact of SFAS 133 and foreign currency adjustments for the years ended May 31, 2003 and 2002. No adjustment for SFAS 133 and foreign currency adjustments is necessary for periods prior to CFC’s implementation of SFAS 133 in fiscal year 2002.

	Year Ended May 31,
(Dollar amounts in thousands)	2003	2002

Cost of funds	$(930,847)	$(885,838)
Plus: Derivative cash settlements	122,825	34,191

Adjusted cost of funds	$(808,022)	$(851,647)

Net margin prior to cumulative effect of change in accounting principle	$651,970	$78,873
Less: Derivative forward value	(757,212)	(41,878)
Foreign currency adjustments	243,220	61,030

Adjusted net margin	$137,978	$98,025

Adjustments to the Calculation of Leverage and Debt to Equity Ratios

      The leverage and debt to equity ratios using GAAP financial measures are calculated as follows:

Liabilities + guarantees outstanding
Leverage ratio =
Total equity

Liabilities
Debt to equity ratio =
Total equity

      The adjusted leverage and debt to equity ratios are calculated as follows:

Liabilities - derivative liabilities - foreign currency valuation account - debt used to fund loans guaranteed by RUS - subordinated deferrable debt - members’ subordinated certificates +guarantees outstanding
Adjusted leverage ratio =
Total equity - derivative forward value - cumulative effect of change in accounting principle - foreign currency adjustments - accumulated other comprehensive loss + members’ subordinated certificates + subordinated deferrable debt

Liabilities - derivative liabilities - foreign currency valuation account - debt used to fund loans guaranteed by RUS - subordinated deferrable debt - members’ subordinated certificates
Adjusted debt to equity ratio =
Total equity - derivative forward value - cumulative effect of change in accounting principle - foreign currency adjustments - accumulated other comprehensive loss + members’ subordinated certificates + subordinated deferrable debt + loan loss allowance

      The following chart provides a reconciliation between the liabilities and equity used to calculate the leverage and debt to equity ratios and these financial measures reflecting the adjustments noted above, as well as the ratio calculations for the five years ended May 31, 2003.

	May 31,

	2003	2002	2001	2000	1999
(Dollar amounts in thousands)
Liabilities	$20,043,452	$20,014,204	$19,604,943	$16,742,223	$13,628,771
Less:
Derivative liabilities (1) (2)	(353,840)	(254,143)	—	—	—
Foreign currency valuation account (3)	(325,810)	2,355	—	—	—
Debt used to fund loans guaranteed by RUS	(266,857)	(242,574)	(182,134)	(89,153)	(130,940)
Subordinated deferrable debt	(650,000)	(600,000)	(550,000)	(400,000)	(400,000)
Subordinated certificates	(1,708,297)	(1,691,970)	(1,581,860)	(1,340,417)	(1,239,816)

Adjusted liabilities	$16,738,648	$17,227,872	$17,290,949	$14,912,653	$11,858,015

Total Equity	$930,836	$328,731	$393,899	$341,217	$296,481
Less:
Prior year cumulative derivative forward value and foreign currency adjustments (2)(3)(4)	(9,231)	—	—	—	—
Current period derivative forward value (2)(4)	(757,212)	(70,261)	—	—	—
Current period foreign currency adjustments (3)	243,220	61,030	—	—	—
Accumulated other comprehensive loss (2)	46,763	72,556	—	—	—

Subtotal members’ equity	454,376	392,056	393,899	341,217	296,481
Plus:
Subordinated certificates	1,708,297	1,691,970	1,581,860	1,340,417	1,239,816
Subordinated deferrable debt	650,000	600,000	550,000	400,000	400,000

Adjusted equity	$2,812,673	$2,684,026	$2,525,759	$2,081,634	$1,936,297

Loan loss allowance	565,058	506,742	331,997	228,292	212,203

Adjusted equity plus loan loss allowance	$3,377,731	$3,190,768	$2,857,756	$2,309,926	$2,148,500

Guarantees	$1,903,556	$2,056,385	$2,217,559	$1,945,202	$1,893,197

Leverage ratio	23.58	67.14	55.40	54.77	52.35

Adjusted leverage ratio	6.63	7.18	7.72	8.10	7.10

Debt to equity ratio	21.53	60.88	49.77	49.07	45.97

Adjusted debt to equity ratio	4.96	5.40	6.05	6.46	5.52

(1)	Includes the long-term debt valuation allowance of $(941) and $2,340 at May 31, 2003 and 2002, respectively.
(2)	No adjustment for SFAS 133 is necessary for periods prior to CFC’s implementation of SFAS 133 in fiscal year 2002.
(3)	No adjustment for foreign currency is required prior to CFC’s implementation of SFAS 133 in fiscal year 2002. Prior to that date, CFC was allowed under SFAS 52 to account for the foreign denominated debt and the related cross currency exchange agreement as one transaction in the cost of funds.
(4)	Includes $28,383 related to the cumulative effect of change in accounting principle recorded in fiscal year 2002.

     CFC does not have outstanding any common stock and does not pay dividends. Annually, CFC allocates its net margin to its members in the form of patronage capital certificates. Under current policies, CFC retires patronage capital 70% during the next fiscal year and holds the remaining 30% for 15 years. All retirements of patronage capital are subject to approval by the Board of Directors, if permitted by CFC’s contractual obligations and to the extent that the Board of Directors in its discretion may determine from time to time that the financial condition of CFC will not be impaired as a result.

CAPITALIZATION

      The following table shows the capitalization of CFC as of May 31, 2003.

(Dollars amounts in thousands)
Senior debt:
Short-term debt(A)	$1,096,353
Long-term debt(A)	16,000,744

Total senior debt(B)	17,097,097

Subordinated debt and total equity:
Subordinated deferrable debt(C)	650,000
Members’ subordinated certificates(D)	1,708,297
Total equity	930,836

Total capitalization	$20,386,230

(A)	At May 31, 2003, CFC reclassified $3,951 million of short-term debt as long-term due to revolving credit agreements in place at May 31, 2003 that would allow CFC to borrow $3,951 million with repayment due after May 31, 2004.

(B)	In addition, at May 31, 2003 CFC had outstanding guarantees of tax-exempt securities issued on behalf of members in the aggregate amount of $899 million. Guaranteed tax-exempt securities include $829 million of long-term adjustable or floating/ fixed rate pollution control bonds which are required to be remarketed at the option of the holders. CFC has agreed to purchase any such bonds that cannot be remarketed. At May 31, 2003, CFC had also guaranteed its members’ obligations in connection with certain lease transactions and other debt in the amount of $1,005 million.

(C)	Subordinated deferrable debt is subordinate and junior in right of payment to senior debt. CFC has the right at any time and from time to time during the term of the subordinated deferrable debt to defer the payment of interest for up to 20 consecutive quarters.

(D)	Subordinated certificates are subordinated obligations purchased by members as a condition of membership and in connection with CFC’s extension of long-term credit to them. Those certificates issued as a condition of membership, $644 million at May 31, 2003, generally mature 100 years from issuance and bear interest at 5% per annum. The loan and guarantee subordinated certificates mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

DESCRIPTION OF THE BONDS

General

      The bonds will be issued under an indenture between CFC and U.S. Bank National Association as successor trustee, or other trustee to be named as trustee, dated as of February 15, 1994. The statements in this prospectus concerning the indenture, one or more supplemental indentures, board resolutions or officer’s certificates establishing the bonds and the bonds are merely an outline and do not purport to be complete. We refer you to the indenture and any supplemental indenture, each of which is or will be incorporated by reference into this prospectus for further information.

      Reference is made to the prospectus supplement relating to any particular issue of offered bonds for the following terms:

•	the title and limit on aggregate principal amount of the bonds to be issued,

•	the persons to whom interest on the bonds is payable, if other than the persons in whose names the bonds are registered,

•	the date or dates on which the bonds will mature,

•	the annual rate or rates, if any, at which such bonds will bear interest or any method by which such rate or rates will be determined,

•	the date or dates from which the interest will accrue and the date or dates at which interest will be payable,

•	the place where payments may be made on the bonds,

•	any redemption or sinking fund terms,

•	the denominations in which the bonds will be issuable if other than $1,000 and any integral multiple thereof,

•	the coin or currency in which payment of the principal of and premium and interest on the bonds will be payable (if other than the coin or currency in which the bonds are denominated), and, if to be payable in a coin or currency other than that in which the bonds are denominated, the period or periods within which, and the terms and conditions upon which, the election may be made, and if denominated or payable in any coin or currency, including composite currencies, other than U.S. dollars, the method by which the bonds will be valued,

•	if the principal of or premium or interest on the bonds are to be payable in securities or other property at the election of CFC or a holder, the type and amount of the securities or other property, or the method by which the amount will be determined, and the periods within which, and the terms and conditions on which, any election may be made,

•	if the amount payable in respect of principal of or any premium or interest on such bonds may be determined with reference to an index, the manner in which the amounts will be determined,

•	if other than the principal amount of the bonds, the portion of the principal amount of the bonds payable upon declaration of the acceleration of the maturity,

•	the terms, if any, on which bonds may be converted into or exchanged for securities of CFC or any other person,

•	if the bonds are to be issued in global form, the depositary with respect to the global bond or bonds and any limitations on the rights of the holders of the bonds to transfer or exchange them or to obtain the registration of transfer or to obtain certificates in definitive form in lieu of temporary form,

•	if the bonds are to be issuable as bearer securities, any and all incidental matters,

•	the right of CFC to limit or discharge the indenture as to the bonds,

•	whether and under what circumstances CFC will pay additional amounts on the bonds held by a person who is not a U.S. person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms CFC will have the option to redeem the bonds rather than pay the additional amounts, and

•	any other terms of the bonds, not inconsistent with the provisions of the indenture. (Section 2.03)

      The bonds may be issued in registered form without coupons, in a form registered as to principal only with or without coupons, in bearer form with or without coupons or any combination thereof. In addition, all or a portion of the bonds may be issued in temporary or definitive global form. Bonds in bearer form are offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

      CFC may also re-open a previous series of bonds of any series without the consent of the holders of the bonds of any series and issue additional bonds of the same series, which additional bonds will have the same terms as the original series except for the issue price and the issue date. CFC will not issue any additional bonds of the same series unless the additional bonds will be fungible with all debt securities of the same series for United States Federal income tax purposes.

Security

      The bonds will be secured, equally with outstanding bonds, by the pledge with the trustee of eligible collateral having an allowable amount of at least 100% of the principal amount of bonds outstanding. The indenture provides that eligible collateral will consist of cash, eligible mortgage notes of distribution system members and permitted investments. The “allowable amount” of cash is 100% thereof, the “allowable amount” of eligible mortgage notes is the amount advanced and not repaid and the “allowable amount” of permitted investments is their cost to CFC (exclusive of accrued interest and brokerage commissions). However, the “allowable amount” of permitted investments traded on a national securities exchange or in any over-the-counter market is their fair market value as determined by CFC. For purposes of the indenture and as used in describing the bonds herein, a “member” is any person which is a member or patron of CFC, and a “distribution system member” is a member 50% or more of whose gross operating revenues are derived from sales of electricity to ultimate consumers. (Sections 1.01 and 3.01)

      As a condition to the authentication and delivery of bonds or to the withdrawal of collateral, and in any event at least once a year, CFC must certify to the trustee that:

• the allowable amount of eligible collateral pledged under the indenture is at least equal to 100% of the aggregate principal amount of bonds to be outstanding;

• each eligible mortgage note included in the eligible collateral so certified is an eligible mortgage note of a distribution system member having an equity ratio of at least 20% and an average coverage ratio of at least 1.35; and

• the aggregate allowable amount of all eligible mortgage notes of any one distribution system member so certified does not exceed 10% of the aggregate allowable amount of all eligible collateral so certified. (Sections 3.01, 6.01 and 7.13)

      CFC is also entitled to the authentication and delivery of bonds on the basis of the retirement of outstanding bonds at their final maturity or by redemption at the option of CFC. (Sections 3.02 and 3.03)

      The indenture provides that bonds may be issued without limitation as to aggregate principal amount, subject to the restriction described under ‘’Restriction on Indebtedness”, so long as the allowable amount of eligible collateral pledged under the indenture at least equals the aggregate principal amount of bonds to be outstanding and meets the other requirements set forth herein. (Sections 2.03 and 13.01) “Eligible mortgage note” means a note or bond of a distribution system member which is secured by a mortgage under which no default exists with respect to the covenants required by the indenture to be contained in a mortgage, unless consented to by the mortgagees to the extent permitted in the mortgage and the indenture, and under which no “event of default” as defined in the mortgage shall have occurred and shall have resulted in the exercise of remedies. (Section 1.01)

      “Equity ratio” is determined by dividing the sum of the member’s equities and margins at the end of the particular year by the member’s total assets and other debts at such date. “Coverage ratio” is determined by dividing the sum of the member’s patronage capital and operating margins, non-operating margins-interest, cash received in respect of power supply systems and other capital credits, depreciation and amortization expense and interest expense with respect to long-term debt by the member’s long-term debt service obligations in respect of the year. If any portion of the member’s long-term debt is refinanced during the year the long-term debt service obligations during the year in respect thereof will be based upon the larger of (x) an annualization of their obligations with respect to the refinancing debt during the portion of the year the refinancing debt is outstanding and (y) the long-term debt service obligations during the following year on the refinancing debt. These terms are determined in accordance with the system of accounting used for RUS reporting, or if the member is not required to maintain its accounts in accordance with the system, then in accordance with generally accepted accounting principles. However, the indenture requires that interest expense and long-term debt service obligations include 33 1/3% of the amount by which (x) rental payments by the member with regard to certain property having an initial cost greater than $250,000 exceed (y) 2% of such member’s equities and margins, each in respect of the year. For RUS reporting purposes and for purposes of CFC’s calculation of borrowers’ ratios, obligations under take-or-pay power contracts, guaranties and other contingent obligations are not considered debt of a member. “Average coverage ratios” are computed by averaging the best two of the three calendar years preceding the date of determination. (Section 1.01) The effect of these provisions is to exclude from the computation of the coverage ratio capital credits except to the extent received by the member in the form of cash.

      The indenture requires that each mortgage securing an eligible mortgage note be a first mortgage on the property then owned or thereafter acquired by the member issuing the note, or, in the case of certain public agency borrowers, on such member’s revenues, subject to usual exceptions in mortgages of utility companies. If the mortgage is a common mortgage with RUS or any other lender, the mortgagees must be secured equally and ratably. (Section 1.01 and Schedule I) There are no requirements in the indenture as to the value of the property subject to the lien of a mortgage.

      The indenture provides that, unless an event of default under the indenture exists, and other than certain limited duties specified in the indenture, the trustee shall have no duties or responsibilities with regard to any mortgage and no responsibilities with regard to the value of any property subject thereto. (Section 4.03)

      “Permitted investments” are defined to include:

•	certain obligations of or guaranteed by the United States and of states and municipalities and agencies thereof which are rated at least AA or equivalent by at least two nationally recognized statistical rating agencies and which mature (except in the case of obligations guaranteed by RUS) not more than two years after purchase,

•	certificates of deposit or time deposits of a bank or trust company having at least $500,000,000 of capital and surplus and maturing not more than two years after purchase, and

•	commercial paper of bank holding companies or other corporate issuers other than CFC generally rated in the highest category by at least two nationally recognized statistical rating agencies and maturing not more than one year after purchase. (Section 5.03)

Exercise of Rights

      Until the occurrence of an event of default under the indenture, CFC retains the right to control the exercise of rights and powers under eligible mortgage notes and mortgages pledged under the indenture. (Section 15.01) Mortgages which also secure notes issued to RUS provide that RUS will have the exclusive right for an initial 30-day period to initiate and control enforcement proceedings on behalf of the holders of all the notes secured by the particular mortgage, including those held by the trustee.

Restriction on Indebtedness

      CFC may not incur any indebtedness ranking senior to the debt securities or make any optional prepayment on any capital term certificate if, as a result, the principal amount of senior indebtedness outstanding at the time or on any future date, less the principal amount of a government or government insured obligations held by CFC on the determination date, would exceed 20 times the sum of the members’ equity in CFC at the time of determination plus the principal amount of capital term certificates outstanding at the time of determination or at such given future date, as the case may be. The principal amounts of senior indebtedness and capital term certificates to be outstanding on any future given date will be computed after giving effect to maturities and sinking fund requirements. (Section 7.11) Senior indebtedness means all indebtedness of CFC (including all guarantees by CFC of indebtedness of others) except capital term certificates. (Section 1.01). A “capital term certificate” is defined for the purposes of the indenture as a note of CFC substantially in the form of the capital term certificates of CFC outstanding on the date of the indenture and any other indebtedness having substantially similar provisions as to subordination. (Section 1.01). “Government or government insured obligations” means obligations held by CFC which relate to the RUS or successor programs and which are obligations of the United States or any agency thereof or which are guaranteed or insured by the United States government or any agency thereof. (Section 7.11) As of May 31, 2003, CFC had $19.3 billion outstanding of senior indebtedness and within the restrictions of the indenture was permitted to have outstanding an additional $36.9 billion of senior indebtedness.

      Unless an event of default occurs, CFC will be entitled to receive and retain all payments on account of principal, premium and interest on the eligible mortgage notes and permitted investments on deposit with the trustee. (Section 4.02)

Modification of the Indenture

      Modifications of the provisions of the indenture may be made with the consent of the holders of not less than a majority in aggregate principal amount of the then outstanding bonds, but, without the consent of the holder of each bond affected thereby, no such modification may:

•	effect a reduction, or an extension of the stated time of payment, of the principal of or interest on any bond or of any premium payable on redemption,

•	permit the creation of any prior or equal lien on the securities or other property pledged under the indenture or deprive the holder of any bond of the lien created by the indenture, or

•	reduce the above-stated percentage of holders of bonds whose consent is required to modify the indenture or the percentage of holders of bonds whose consent is required for any waiver under the indenture. (Section 13.02)

      The indenture provides that CFC and the trustee may, without the consent of any holders of bonds enter into supplemental indentures for the purposes of:

•	adding to CFC’s covenants,

•	establishing the form or terms of bonds of any series,

•	changing or eliminating any restriction on the manner or place of payment of principal of or interest on bearer bonds, or

•	provided the action does not adversely affect the interests of the holders of any series of bonds in any material respect, curing ambiguities or inconsistencies in the indenture or making other provisions with respect to matters arising under the indenture. (Section 13.01)

Waiver of Certain Covenants

      Under the indenture, CFC will not be required to comply with certain restrictive covenants (including that described above under “Restriction on Indebtedness”) if the holders of at least a majority in principal amount of all series of outstanding debt securities affected waive compliance with the restrictive covenants. (Section 7.16)

Events of Default

      Each of the following will constitute an event of default under the indenture with respect to the securities of any series:

•	failure to pay interest on any bonds for 30 days after the interest becomes due,

•	failure to pay principal or any premium on any bonds at their maturity or upon redemption,

•	default in the making of any sinking fund payment on any bonds which provide for mandatory sinking fund payments,

•	default in the performance of specified covenants in the indenture for 60 days after such default is known to any officer of CFC, including the restriction on indebtedness and the covenant to maintain eligible collateral outlined above,

•	failure to perform any other covenant in the indenture for 60 days after notice from the trustee to CFC or from holders of at least 25% in principal amount of bonds outstanding to the trustee, and

•	specified events of bankruptcy, reorganization or insolvency. (Section 9.01)

      CFC is required to file with the trustee annually a written statement as to CFC’s compliance with the conditions and covenants under the indenture. (Section 7.15) In case an event of default should occur and be continuing, the trustee or the holders of at least 25% in principal amount of the bonds then outstanding may declare the principal of the bonds to be due and payable. Each declaration may, under certain circumstances, be rescinded by the holders of a majority in principal amount of the bonds at the time outstanding. (Section 9.02)

      Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the bonds, unless the holders have offered to the trustee reasonable security or indemnity. Subject to the provisions for indemnification and certain limitations contained in the indenture, the holders of a majority in principal amount of the bonds will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. The trustee is not required to expend or risk its own funds or incur financial liability if it has reasonable ground for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. (Sections 9.08, 10.01 and 10.03)

      The indenture provides that on receipt by the trustee of notice of an event of default, declaring an acceleration or directing the time, method or place of conducting a proceeding at law if an event of default has occurred and is continuing, the trustee shall, with respect to any series of bonds represented by a global bond or bonds, and may, with respect to any other series of bonds, establish a record dated for the purpose of determining holders of outstanding bonds of the series entitled to join in the notice. (Section 9.01)

Satisfaction and Discharge; Defeasance

      At the request of CFC, the indenture will cease to be in effect as to CFC, except for certain obligations to register the transfer or exchange of bonds and hold moneys for payment in trust with respect to the bonds when the principal of and interest on bonds and coupons, if any, have been paid and/or CFC has deposited with the trustee, in trust, money and U.S. government obligations, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay all the principal of, and interest on, the bonds in accordance with the terms of the bonds, or such bonds or coupons are deemed paid and discharged in the manner described in the next paragraph. (Section 14.01)

      Unless the prospectus supplement relating to the offered bonds provides otherwise, CFC at its option will be discharged from any and all obligations in respect of the offered bonds, except for certain obligations to register the transfer or exchange of bonds, replace stolen, lost or mutilated bonds and coupons, maintain paying agencies and hold moneys for payment in trust or need not comply with certain restrictive covenants of the indenture, in each case after CFC deposits with the trustee, in trust, money, and, in the case of bonds and coupons denominated in a foreign currency, foreign government securities, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay in the currency, currencies or currency unit or units in which the offered bonds are payable all the principal of, and interest on, the offered bonds on the dates payments are due in accordance with the terms of the offered bonds. Among the conditions to CFC’s exercising any option, CFC is required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the offered bonds to recognize income, gain or loss for United States Federal income tax purposes and that the holders will be subject to United States Federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such deposit and related defeasance had not occurred. (Section 14.02)

      At the request of CFC, the trustee will deliver or pay to CFC any U.S. government obligations, foreign government securities or money deposited, for the purposes described in the preceding two paragraphs, with the trustee by CFC and which, in the opinion of a nationally-recognized firm of independent public accountants, are in excess of the amount which would then have been required to be deposited for such purposes. In addition, the trustee, in exchange for other U.S. government obligations, foreign government securities or money, will deliver or pay to CFC, at CFC’s request, U.S. government obligations, foreign government securities or money deposited with the trustee for the purposes described in the preceding two paragraphs, so long as in the opinion of a nationally-recognized firm of independent public accountants, immediately after the exchange, the obligations, securities or money then held by the trustee will be in the amount as would then have been required to be deposited with the trustee for these purposes. (Section 14.02)

LIMITATIONS ON ISSUANCE OF BEARER BONDS

      Under U.S. Federal tax laws, certain limitations on offers, sales and delivery apply to bearer bonds. These limitations, as well as additional information regarding the U.S. Federal income tax consequences in respect of a bearer bond, will be set forth in any prospectus supplement providing for the issuance of bearer bonds.

UNITED STATES TAXATION

General

      This section summarizes the material U.S. tax consequences to holders of bonds. However, the discussion is limited in the following ways:

•	The discussion only covers you if you buy your bonds in the initial offering of a particular issuance of bonds.

•	The discussion only covers you if you hold your bonds as a capital asset (that is, for investment purposes), your “functional currency” is the U.S. dollar and if you do not have a special tax status.

•	The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of bonds such as your holding bonds in connection with a hedging, straddle or conversion transaction. We suggest that you consult your tax advisor about the consequences of holding bonds in your particular situation.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the bonds.

•	The discussion does not cover state, local or foreign law.

•	The discussion does not cover every type of bond that we might issue. If we intend to issue a bond of a type not described in this summary, additional tax information will be provided in the prospectus supplement for the bond.

•	We have not requested a ruling from the IRS on the tax consequences of owning the bonds. As a result, the IRS could disagree with portions of this discussion.

      If you are considering buying bonds, we suggest that you consult your tax advisors about the tax consequences of holding the bonds in your particular situation.

Tax Consequences to U.S. Holders

      This section applies to you if you are a “U.S. holder”. A “U.S. holder” is:

•	an individual U.S. citizen or resident alien;

•	a corporation, or entity taxable as a corporation for U.S. Federal income tax purposes, that was created under U.S. law (federal or state);

•	an estate whose worldwide income is subject to U.S. Federal income tax; or

•	a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has validly elected to be treated as a U.S. person.

      If a partnership holds bonds, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding bonds, we suggest that you consult your tax advisor.

Interest

      The tax treatment of interest paid on the bonds depends upon whether the interest is “qualified stated interest.” A bond may have some interest that is qualified stated interest and some that is not.

      “Qualified stated interest” is any interest that meets all the following conditions:

•	It is payable at least once each year.

•	It is payable over the entire term of the bond.

•	It is payable at a single fixed rate or at a specified variable rate.

•	The bond has a maturity of more than one year from its issue date.

      If any interest on a bond is qualified stated interest, then

•	If you are a cash method taxpayer (as are most individual holders), you must report that interest in your income when you receive it.

•	If you are an accrual method taxpayer, you must report that interest in your income as it accrues.

      If any interest on a bond is not qualified stated interest, it is subject to the rules for original issue discount (“OID”) described below.

  Determining Amount of OID

      Bonds that have OID are subject to additional tax rules. The amount of OID on a bond is determined as follows:

•	The amount of OID on a bond is the “stated redemption price at maturity” of the bond minus the “issue price” of the bond. If this amount is zero or negative, there is no OID.

•	The “stated redemption price at maturity” of a bond is the total amount of all principal and interest payments to be made on the bond, other than qualified stated interest.

•	The “issue price” of a bond is the first price at which a substantial amount of the bonds are sold to the public.

•	Under a special rule, if the OID determined under the general formula is very small, it is disregarded and not treated as OID. This disregarded OID is called “de minimis OID”. If all the interest on a bond is qualified stated interest, this rule applies if the amount of OID is less than the following items multiplied together: (a) .25% (1/4 of 1%), (b) the number of full years from the issue date to the maturity date of the bond and (c) the principal amount.

  Accrual of OID Into Income

      If a bond has OID, the following consequences arise:

•	You must include the total amount of OID as ordinary income over the life of the bond.

•	You must include OID in income as the OID accrues on the bonds, even if you are on the cash method of accounting. This means that you are required to report OID income, and in some cases pay tax on that income, before you receive the cash that corresponds to that income.

•	OID accrues on a bond on a “constant yield” method. This method takes into account the compounding of interest. Under this method, the accrual of OID on a bond, combined with the inclusion into income of any qualified stated interest on the bond, will result in you being taxable at approximately a constant percentage of your unrecovered investment in the bond.

•	The accruals of OID on a bond will generally be less in the early years and more in the later years.

•	If any of the interest paid on the bond is not qualified stated interest, that interest is taxed solely as OID. It is not separately taxed when it is paid to you.

•	Your tax basis in the bond is initially your cost. It increases by any OID (not including qualified stated interest) you report as income. It decreases by any principal payments you receive on the bond, and by any interest payments you receive that are not qualified stated interest.

  Bonds Subject to Additional Tax Rules

      Additional or different tax rules apply to several types of bonds that we may issue.

      Short-term bonds: We may issue bonds with a maturity of one year or less. These are referred to as “short-term bonds.”

•	No interest on these bonds is qualified stated interest. Otherwise, the amount of OID is calculated in the same manner as described above.

•	You may make certain elections concerning the method of accrual of OID on short-term bonds over the life of the bonds.

•	If you are an accrual method taxpayer, a bank, a bond dealer, or in certain other categories, you must include OID in income as it accrues.

•	If you are a cash method taxpayer not subject to the accrual rule described above, you do not include OID in income until you actually receive payments on the bond. Alternatively, you can elect to include OID in income as it accrues.

•	Two special rules apply if you are a cash method taxpayer and you do not include OID in income as it accrues. First, if you sell the bond or it is paid at maturity, and you have a taxable gain, then the gain is ordinary income to the extent of the accrued OID on the bond at the time of the sale that you have not yet taken into income. Second, if you borrow money (or do not repay outstanding debt) to acquire or hold the bond, then while you hold the bond you cannot deduct any interest on the borrowing that corresponds to accrued OID on the bond until you include the OID in your income.

      Floating rate bonds: Floating rate bonds are subject to special OID rules.

•	If the interest rate is based on a single fixed formula based on the cost of newly borrowed funds or other objective financial information (which in either case may include a fixed interest rate for the initial period), all the interest will be qualified stated interest. The amount of OID (if any), and the method of accrual of OID, will then be calculated by converting the bond’s initial floating rate into a fixed rate and by applying the general OID rules described above.

•	If the bond has more than one formula for interest rates, it is possible that the combination of interest rates might create OID. We suggest that you consult your tax advisor concerning the OID accruals on any floating rate bond.

      Foreign currency bonds: A “foreign currency bond” is a bond denominated in a currency other than U.S. dollars. Special tax rules apply to these bonds:

•	If you are a cash method taxpayer, you will be taxed on the U.S. dollar value of any foreign currency you receive as interest. The dollar value will be determined as of the date when you receive the payments.

•	If you are an accrual method taxpayer, you must report interest income as it accrues. You can use the average foreign currency exchange rate during the relevant interest accrual period (or, if that period spans two taxable years, during the portion of the interest accrual period in the relevant taxable year). In this case, you will make an adjustment upon receipt of the foreign currency to reflect actual exchange rates at that time. Certain alternative elections may also be available.

•	Any OID on foreign currency bonds will be determined in the relevant foreign currency. You must accrue OID in the same manner that an accrual basis holder accrues interest income.

•	Your initial tax basis in a foreign currency bond is the amount of U.S. dollars you pay for the bond (or, if you pay in foreign currency, the U.S. dollar value of that foreign currency on the purchase date). Adjustments are made to reflect OID and other items as described above.

•	If you collect foreign currency upon the maturity of the bond, or if you sell the bond for foreign currency, your gain or loss will be based on the U.S. dollar value of the foreign currency you receive. For a publicly traded foreign currency bond, this value is determined for cash basis taxpayers on the settlement date for the sale of the bond, and for accrual basis taxpayers on the trade date for the sale

(although such taxpayers can also elect the settlement date). You will then have a tax basis in the foreign currency equal to the value reported on the sale.

•	Any gain or loss on the sale or retirement of a bond will be ordinary income or loss to the extent it arises from currency fluctuations between your purchase date and sale date. Any gain or loss on the sale of foreign currency will also be ordinary income or loss.

      Other categories of bonds: Additional rules may apply to certain other categories of bonds. The prospectus supplement for these bonds may describe these rules. In addition, we suggest that you consult your tax advisor in these situations. These categories of bonds include:

•	bonds with contingent payments;

•	bonds that you can put to CFC before their maturity;

•	bonds that are callable by CFC before their maturity, other than typical calls at a premium;

•	indexed bonds with an index tied to currencies; and

•	bonds that are extendable at your option or at the option of CFC.

  Premium and Discount

      Additional special rules apply in the following situations involving discount or premium:

•	If you buy a bond in the initial offering for more than its stated redemption price at maturity, the excess amount you pay will be “bond premium”. You can use bond premium to reduce your taxable interest income over the life of your bond.

•	Similarly, if a bond has OID and you buy it in the initial offering for more than the issue price, the excess (up to the total amount of OID) is called “acquisition premium.” The amount of OID you are required to include in income will be reduced by this amount over the life of the bond.

•	If you buy a bond in the initial offering for less than the initial offering price to the public, special rules concerning “market discount” may apply.

      Appropriate adjustments to tax basis are made in these situations. We suggest that you consult your tax advisor if you are in one of these situations.

  Accrual Election

      You can elect to be taxed on the income from the bond in a different manner than described above. Under the election:

•	No interest is qualified stated interest.

•	You include amounts in income as it economically accrues to you. The accrual of income is in accordance with the constant yield method, based on the compounding of interest. The accrual of income takes into account stated interest, OID (including de minimis OID), market discount, and bond premium.

•	Your tax basis is increased by all accruals of income and decreased by all payments you receive on the bond.

  Sale or Retirement of Bonds

      On your sale or retirement of your bond:

•	You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the bond. Your tax basis in the bond is your cost, subject to certain adjustments.

•	Your gain or loss generally will be capital gain or loss, and will be long term capital gain or loss if you held the bond for more than one year. For an individual, the maximum tax rate on long term capital gains is 15% for gains realized prior to January 1, 2009 and 20% for gains realized thereafter.

•	If (a) you purchased the bond with de minimis OID, (b) you did not make the election to accrue all OID into income, and (c) you receive the principal amount of the bond upon the sale or retirement, then you generally will have capital gain equal to the amount of the de minimis OID.

•	If you sell the bond between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the bond but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

•	All or part of your gain may be ordinary income rather than capital gain in certain cases. These cases include sales of short-term bonds, bonds with market discount, bonds with contingent payments, or foreign currency bonds.

  Information Reporting and Backup Withholding

      Under the tax rules concerning information reporting to the IRS:

•	Assuming you hold your bonds through a broker or other intermediary, the intermediary must provide information to the IRS concerning interest, OID and retirement or sale proceeds on your bonds, unless an exemption applies.

•	Similarly, unless an exemption applies, you must provide the intermediary with your taxpayer identification number for its use in reporting information to the IRS. If you are an individual, this is your social security number. You are also required to comply with other IRS requirements concerning information reporting.

•	If you are subject to these requirements but do not comply, the intermediary must withhold 28% of all amounts payable to you this year on the bonds (including principal payments). The backup withholding rate that would apply to such amounts payable to you in the future is 28% through 2010 and 31% thereafter. If the intermediary withholds, you may claim the withheld amount as a credit against your U.S. Federal income tax liability.

•	All individuals are subject to these requirements. Some holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Tax Consequences to Non-U.S. Holders

      This section applies to you if you are a “Non-U.S. holder.” A “Non-U.S. holder” is a holder of bonds that is not a U.S. holder.

  Withholding Taxes

      Generally, payments of principal and interest (including OID) on the bonds will not be subject to U.S. withholding taxes.

      However, for the exemption from withholding taxes to apply to you, you must meet one of the following requirements.

•	You provide a completed Form W-8BEN (or substitute form) to the bank, broker or other intermediary through which you hold your bonds. The Form W-8BEN contains your name, address and a statement that you are the beneficial owner of the bonds and that you are a Non-U.S. holder.

•	You hold your bonds directly through a “qualified intermediary”, and the qualified intermediary has sufficient information in its files indicating that you are not a U.S. holder. A qualified intermediary is a bank, broker or other intermediary that (1) is either a U.S. or non-U.S. entity, (2) is acting out of a non-U.S. branch or office and (3) has signed an agreement with the IRS providing that it will administer all or part of the U.S. tax withholding rules under specified procedures.

•	You are entitled to an exemption from withholding tax on interest under a tax treaty between the U.S. and your country of residence. To claim this exemption, you must generally complete Form W-8BEN and claim this exemption on the form. In some cases, you may instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

•	The interest income on the bonds is effectively connected with the conduct of your trade or business in the U.S., and is not exempt from U.S. tax under a tax treaty. To claim this exemption, you must complete Form W-8ECI.

      Even if you meet one of the above requirements, interest paid to you will be subject to withholding tax under any of the following circumstances:

•	The withholding agent or an intermediary knows or has reason to know that you are not entitled to an exemption from withholding tax. Specific rules apply for this test.

•	The IRS notifies the withholding agent that information that you or an intermediary provided concerning your status is false.

•	An intermediary through which you hold the bonds fails to comply with the procedures necessary to avoid withholding taxes on the bonds. In particular, an intermediary is generally required to forward a copy of your Form W-8BEN (or other documentary information concerning your status) to the withholding agent for the bonds. However, if you hold your bonds through a qualified intermediary— or if there is a qualified intermediary in the chain of title between you and the withholding agent for the bonds— the qualified intermediary will not generally forward this information to the withholding agent.

•	The amount of interest payable on a bond is based on the earnings of CFC or certain other contingencies. If this exception applies, additional information will be provided in the prospectus supplement.

      Interest payments made to you will generally be reported to the IRS and to you on Form 1042-S. However, this reporting does not apply to you if one of the following conditions applies:

•	You hold your bonds directly through a qualified intermediary and the applicable procedures are complied with.

•	You file Form W-8ECI.

•	The bonds have an original maturity of 183 days or less from their issue date.

      The rules regarding withholding are complex and vary depending on your individual situation. They are also subject to change. In addition, special rules apply for certain types of Non-U.S. holders of bonds, including partnerships, trusts and other entities treated as pass-through entities for U.S. Federal income tax purposes. We suggest that you consult with your tax advisor regarding the specific methods for satisfying these requirements.

  Sale or Retirement of Bonds

      If you sell a bond or it is redeemed, you will not be subject to Federal income tax on any gain unless one of the following applies:

•	The gain is connected with a trade or business that you conduct in the U.S.

•	You are an individual, you were present in the U.S. for at least 183 days during the year in which you disposed of the bond, and certain other conditions are satisfied.

•	The gain represents accrued interest or OID, in which case the rules for interest would apply.

  U.S. Trade or Business

      If you hold your bond in connection with a trade or business that you are conducting in the U.S.:

•	Any interest on the bond, and any gain from disposing of the bond, generally will be subject to U.S. Federal income tax as if you were a U.S. holder.

•	If you are a corporation, you may be subject to the “branch profits tax” on your earnings that are connected with your U.S. trade or business, including earnings from the bond. This tax is 30%, but may be reduced or eliminated by an applicable income tax treaty.

  Information Reporting and Backup Withholding

      U.S. rules concerning information reporting and backup withholding are described above. These rules apply to Non-U.S. holders as follows:

•	Principal and interest payments you receive will be automatically exempt from the usual rules if you are a Non-U.S. holder exempt from withholding tax on interest, as described above. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that you should be subject to the usual information reporting or backup withholding rules. In addition, as described above, interest payments made to you may be reported to the IRS on Form 1042-S.

•	Sale proceeds you receive on a sale of your bonds through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup withholding may apply if you use the U.S. office of a broker, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. We suggest that you consult your tax advisor concerning information reporting and backup withholding on a sale.

CERTAIN EUROPEAN UNION TAX MATTERS

      The Council of the European Union approved, on June 3, 2003, Council Directive 2003/48/EC regarding the taxation of saving income. Under this directive, if a paying agent for interest on a debt claim is resident in one member state of the European Union and an individual who is the beneficial owner of the interest is a resident of another member state, then the former member state will be required to provide information (including the identity of the recipient) to authorities of the latter member state. “Paying agent” is defined broadly for this purpose and generally includes any agent of either the payor or payee. This requirement is subject to the right of Belgium, Luxembourg and Austria to opt instead to withhold tax on the interest during a transitional period (initially at a rate of 15% but rising in steps to 35% after six years).

      Each member state is required to adopt and publish the laws, regulations and administrative provisions necessary to comply with the directive before January 1, 2004. These provisions will be effective on January 1, 2005, but only if, at least six months before that date, the Council determines by unanimous vote that certain nonmember states have agreed to take similar actions effective on the same date. If the Council does not so determine, the effective date will be delayed. No assurance can be given as to whether, or on what date, the directive or any similar provision might become effective.

PLAN OF DISTRIBUTION

      Bonds of any series may be purchased to be reoffered to the public through underwriting syndicates led by Lehman Brothers Inc. or other underwriters. The underwriters with respect to an underwritten offering of bonds are named in the prospectus supplement relating to the offering. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase bonds will be subject to conditions precedent and each of the underwriters with respect to a sale of bonds will be obligated to purchase all of its bonds if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers set forth in the prospectus supplement may change from time to time.

      The place and time of delivery for the offered bonds in respect of which this prospectus is delivered will be set forth in the prospectus supplement.

      CFC has agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

      Each underwriter, dealer and agent participating in the distribution of any offered bonds which are issuable in bearer form will agree that it will not offer, sell or deliver, directly or indirectly, offered bonds in bearer form in the United States or its possessions or to United States persons (other than qualifying financial institutions) in connection with the original issuance of the offered bonds. See “LIMITATIONS ON ISSUANCE OF BEARER BONDS”.

      Certain of the underwriters or agents and their associates may engage in transactions with and perform services for CFC in the ordinary course of business.

      In connection with offerings made hereby, the underwriters may purchase and sell the bonds in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the bonds, and short positions created by the underwriters involve the sale by the underwriters of a greater aggregate principal amount of bonds than they are required to purchase from CFC. The underwriters also may impose a penalty bid, under which selling concessions allowed to broker-dealers in respect of the bonds sold in an offering may be reclaimed by the underwriters if those bonds are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the bonds, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

LEGAL OPINIONS

      The validity of the bonds offered hereby and certain United States Federal income tax matters will be passed upon for CFC by Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York. The underwriters, if any, will be represented by Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York.

EXPERTS

      The combined financial statements of CFC appearing in CFC’s 2003 Annual Report on Form 10-K at May 31, 2003 and 2002, and for the years then ended have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The combined financial statements for the fiscal year ended May 31, 2001 incorporated by reference in this prospectus and registration statement were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

      On April 16, 2002, CFC engaged Ernst & Young LLP to perform the May 31, 2002 year end audit, replacing former auditor Arthur Andersen LLP.

      On June 15, 2002, Arthur Andersen LLP was convicted of federal obstruction of justice arising from the government’s investigation of its role as auditors for Enron Corporation. Arthur Andersen LLP personnel who were involved with the Enron Corporation account had no involvement with the audit of CFC’s financial statements for the fiscal year ended May 31, 2001. The audit partner and manager primarily responsible for CFC’s audited financial statements for the fiscal year ended May 31, 2001, as well as other personnel of Arthur Andersen LLP’s Vienna, Virginia office, have left Arthur Andersen LLP. As a result, Arthur Andersen LLP is no longer in a position to consent to the inclusion or incorporation by reference in any prospectus of its report on such financial statements, and CFC has dispensed with the requirement to file the consent in reliance upon Rule 437a under the Securities Act of 1933.

      Due to the lack of Arthur Andersen LLP’s written consent to the incorporation by reference of its reports in this prospectus, Arthur Andersen LLP may not have any liability under Section 11 of the Securities Act of 1933 for false and misleading statements or omissions contained in this prospectus, including the financial statements. Any other claims against Arthur Andersen LLP related to any such false and misleading statements or omissions will be limited.

National Rural Utilities

Cooperative Finance Corporation

$                                Extendible Collateral Trust Bonds

Prospectus Supplement

Joint Book-Running Managers

Lehman Brothers	LaSalle Capital Markets	Deutsche Bank Securities
Senior Co-Managers
Calyon Securities (USA)	HSBC	RBS Greenwich Capital
Co-Managers

Comerica Securities	Credit Suisse	JPMorgan
KeyBanc Capital Markets	Merrill Lynch & Co.	Mitsubishi UFJ Securities
Piper Jaffray	Rabo Securities USA, Inc.	Scotia Capital
Sun Trust Robinson Humphrey		UBS Investment Bank

May       , 2006